                                                                                                                                Exhibit 99.19

CONSENT OF M. DROMACQUE

The undersigned hereby consents to the use of their report entitled “Technical Report on the Essakane Gold Mine, Sahel Region, Burkina Faso” effective September 30, 2023 and signed December 18, 2023, and the information derived therefrom, as well as the reference to their name, in each case where used or incorporated by reference in (i) the Annual Report on Form 40-F for the year ended December 31, 2025, (ii) the Registration Statement on Form F-10 (File No. 333-283086) and (iii) the Registration Statement on Form S-8 (File No. 333-142127), in each case, of IAMGOLD Corporation.

By:	/s/ “Michel Dromacque”
Michel Dromacque, C.Eng., MIMMM QMR

Dated: February 17, 2026